Exhibit 4

E-CRUITER.COM

                        E-CRUITER.COM ACQUIRES EXECUTIVE
                           EMPLOYMENT FIRM 6FIGUREJOBS

       FIFTH MAJOR ACQUISITION SINCE APRIL WILL PROVIDE ACCESS TO EXTENDED
                NETWORK OF EXECUTIVE JOB SEEKERS AND RECRUITERS

OTTAWA, Ontario - September 20, 2001 - E-Cruiter.com Inc. (NASDAQ-ECRU), a leading provider of Human Capital Management (HCM) Web-enabled solutions and professional services, today announced that it has signed a definitive agreement to acquire Connecticut-based 6FIGUREJOBS.COM, INC. Their flagship properties -- 6FigureJobs.com, 6FigureMBA.com, and 6FigureSelect -- offer a variety of career management, recruitment advertising, resume database and targeted research services to senior-level executives, employers and executive recruiters.

The addition of 6FigureJobs will significantly enhance E-Cruiter.com's existing executive career transition services offered through companies which E-Cruiter.com acquired earlier this year--Paula Allen Holdings, Inc. and its subsidiaries, which carry on business as Allen And Associates, and the hourly retained search, executive search and corporate outplacement services offered through OMNIpartners Inc. The acquisition also provides E-Cruiter applicant tracking clients a premier advertising destination. Notable among 6FigureJobs' hundreds of repeat clients are Cisco Systems, Inc., Computer Sciences Corporation, General Motors, KPMG, Staples, Inc. and Unisys.

"Our acquisition of 6FigureJobs demonstrates that we are clearly succeeding with our corporate strategy to expand HCM offerings and presence across North America," said MICHAEL MULLARKEY, PRESIDENT AND CEO, E-CRUITER.COM. "6FigureJobs' reputation for quality and service is unparalleled. Its candidate pre-screening process creates true value for all of our corporate and recruiting clients seeking to fill critical senior positions, and its range of high-value career services for executives meshes very well with our existing product portfolio."

6FigureJobs.com enables corporate recruiters to save time and money when recruiting hard to find top-tier professionals, as all candidate resumes are pre-screened by trained researchers, and the site only posts positions with compensation in excess of US $100,000. Using the company's 6FigureSelect service, employers and executive recruiters can conduct targeted, custom research; identifying, phone screening and verifying candidates for specific positions or categories. 6FigureJobs also offers 6FigureMBA.com, a service geared to broaden the reach of MBA graduates when searching for employment. 6FigureJobs is profitable and currently has 33 employees.

"We are very pleased to join the E-Cruiter.com family of companies," said CHRIS MILLER, CEO OF 6FIGUREJOBS. "Our service offerings, client base and core competencies are completely synergistic with their existing products and resources. We foresee a faster growth curve for 6FigureJobs by leveraging new products, cross-selling opportunities and combined marketing and lead generation. In addition to our award-winning sites and services, we bring an existing client base that includes some of the biggest technology and financial companies in the U.S., adding to a very impressive client base from OMNIpartners, RezLogic and E-Cruiter. This is a win-win deal all the way around."

6FigureJobs.com has been named a "Best of the Web" career site by Forbes and U.S. News and World Report, and was awarded a "Four Star" rating from myjobsearch.com.

The all-stock transaction for the acquisition of 6FigureJobs.com has been approved by the boards of both companies, and subject to shareholder and regulatory approval, is expected to close shortly. Today's announcement follows the acquisition of three companies since April 2001: Allen And Associates, OMNIpartners, Inc. and RezLogic, Inc. E-Cruiter.com also recently purchased the technology known as ResumeXPRESS from Gonyea Career Marketing Inc.



ABOUT E-CRUITER.COM INC.
------------------------

E-Cruiter.com Inc. (NASDAQ: ECRU) is a leading provider of Web-enabled tools and professional services for Human Capital Management (HCM). Offering a diversified suite of high-tech and high-touch services to address the full lifecycle of the employer/employee relationship, E-Cruiter.com ensures more effective management of corporate assets via automation and outsourcing. E-Cruiter.com's HCM technology backbone enables companies to streamline the management of enterprise human capital processes including recruitment, assessment, deployment, development and career transitions. E-Cruiter.com offers a full-range of HCM products and services through its 21 offices and 250 dedicated human resource professionals across North America. The company's expertise has motivated many blue-chip organizations such as Bell Canada, the Toronto Stock Exchange, SAS Institute (Canada) Inc., Watson Wyatt Worldwide and Sony Music Canada to select E-Cruiter. For more information visit http://www.ecruiter.com or call toll free 1-877-ECRUITER (327-8483).



For More Information Please Contact:

Media Relations Contact:
------------------------
Maggie O'Lett-Patterson
High Road Communications
A Fleishman-Hillard Company
Tel: 613-236-0909 ext. 314
E-mail: molett@highroad.com

Investor Relations Contacts:
----------------------------
Tammie Brown
E-Cruiter.com
Tel: 613-236-2263 ext. 263
E-mail: tammie.brown@ecruiter.com

Craig Armitage
Fleishman-Hillard
Tel: 416-214-0701 ext. 322
E-mail: armitagc@fleishman.com


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